Exhibit (j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-256698 on Form N-1A of our report dated November 21, 2023, relating to the financial statements and financial highlights of MassMutual Global Floating Rate Fund, MassMutual Global Credit Income Opportunities Fund, MassMutual Emerging Markets Debt Blended Total Return Fund, and MassMutual Global Emerging Markets Equity Fund, each a series of MassMutual Advantage Funds, appearing in the Annual Report on Form N-CSR of MassMutual Advantage Funds for the year ended September 30, 2023, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm,” and “Experts” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 31, 2024